

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 24, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of USHG Acquisition Corp., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A Common Stock, and one-third of one Warrant

- Class A Common Stock, par value $0.0001 per share

- Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

Sincerely,

An Intercontinental Exchange Company